EXHIBIT 12.1

	Ratio of Earnings to Fixed Charges
	(dollars in thousands, except ratio data)
	Three
	months
	ended	Year ended December 31,
	March 31,
	2009	2008	2007	2006(1)	2005(1)	2004(1)
		Restated	Restated
Earnings (Loss):
Earnings (loss) before provision for income taxes	$129,813	$(268,891)	$(284,370)	$(251,173)	$(239,439)	$(242,898)
Fixed Charges	20,566	82,930	80,927	49,391	32,463	31,957

Total Earnings (Loss)	$150,379	$(185,961)	$(203,443)	$(201,782)	$(206,976)	$(210,941)

Fixed Charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$15,730	$62,912	$60,716	$29,492	$17,849	$22,868
Interest expense on portion of rent expense representative of interest	4,836	20,018	20,211	19,899	14,614	9,089

Total Fixed Charges	$20,566	$82,930	$80,927	$49,391	$32,463	$31,957

Ratio of Earnings to Fixed Charges (2)	7.31	—	—	—	—	—

Coverage deficiency (3)(4)(5)	—	$(268,891)	$(284,370)	$(251,173)	$(239,439)	$(242,898)

(1)	The Company adopted FSP APB 14-1 effective January 1, 2009 using the financial statement approach, which resulted in the cumulative effect of a change in accounting principle being recorded as of January 1, 2007, and has restated its 2007 and 2008 financial information, but not 2006, 2005, or 2004.

(2)	The Company’s Ratio of Earnings to Fixed Charges for the three months ended March 31, 2009 includes a gain on extinguishment of debt of $38,873 and gain on the sale of an equity investment of $5,259.

(3)	The Company’s Coverage deficiency for 2008 includes a gain on the sale of an equity investment of $32,518.

(4)	The Company’s Coverage deficiency for 2006 includes charges for lease termination and restructuring costs of $29,510 partially offset by a gain on the sale of an equity investment of $14,759.

(5)	The Company’s Coverage deficiency for 2004 includes net charges of $12,975, relating to a $15,408 charge for restructuring partially offset by a gain recognized on the extinguishment of debt of $2,433.